FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 19, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

WIMM-BILL-DANN POSTS SUBSTANTIAL MARGIN IMPROVEMENT

AND INCREASES IN FREE CASH FLOW

IN Q1 2009

Moscow, Russia — June 18, 2009 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the quarter ended March 31, 2009.

HIGHLIGHTS FOR FIRST QUARTER 2009

•                  Group gross margin improved substantially to 32.5% from 30.0%

•                  EBITDA(1) margin improved significantly to 14.1% from 12.4%

•                  On a constant currency basis (in rubles) Adjusted net income(2) grew 25.1%

•                  On a constant currency basis (in rubles) EBITDA increased 12.7%

•                  Operating cash flow rose 136.4% to US$102.6 million

•                  Group revenue decreased 29.4% year-on-year to US$516.8 million driven by unprecedented ruble devaluation offset by favorable mix

•                  Russian ruble devalued almost 45% year-on-year against US dollar in the first quarter

•                  Operating profit margin increased 110 basis points to 9.8%

“The first quarter laid a solid foundation for the year, particularly in terms of substantial margin improvement and a balance sheet that is healthier than ever,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer. “The company continues to perform very well in all business segments despite the challenges in the economic environment.”

“We are working to maximize the return from our marketing and advertising investments, with a focus on gaining share in higher margin categories. As of the end of the first quarter, our market share in juices increased 170 basis points in volume terms compared to the end of the first quarter 2008. Our market share in baby food improved 240 basis points in volume terms over the same period, while our market share in yogurts and desserts increased 140 basis points in volume terms over the same period of time.”

“Our gross margin for the first quarter of 2009 expanded to 32.5%, up 250 basis points on a year-on-year basis.  EBITDA margin also improved in the quarter to 14.1%, up 170 basis points versus the prior year period.”

“We substantially enhanced our capital structure to ensure that we are operating from a position of financial strength in the near-term and have the flexibility to pursue growth initiatives over the long-term. Last quarter, we paid down our bond using internal funds and this quarter we reissued some of those bonds on more favourable terms. This secondary issue of 3 billion rubles was sold at the lowest yield to market of any major Russian issuance this year, a significant accomplishment for Wimm-Bill-Dann and a testament to the strength of our business. Our continued efforts to improve our working capital efficiency led to us generating over $85 million in free cash flow, which, among other things, allowed us to

(1) Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

(2) Adjusted net income here and after means net income excluding foreign currency remeasurement effect and adjusted for respective tax amount.

repurchase 3.6% of our outstanding share capital in the open market in the form of ordinary shares.”

“Looking ahead we understand that the current environment will continue to pose its challenges and we are working to manage the business through the near-term hurdles while improving our competitive position and our ability to execute on long-term opportunities. The soundness of our strategy and the strength of our balance sheet will help us navigate the issues of today and position the company optimally for sustainable growth as the economic environment improves.”

Key Financial Indicators of 1Q 2009

	1Q2009	1Q2008	Change
	US$ ‘mln	US$ ‘mln

Sales	516.8	731.9	(29.4)%
Dairy	369.2	555.4	(33.5)%
Beverages	94.1	116.8	(19.5)%
Baby Food	53.5	59.7	(10.3)%
Gross profit	168.1	219.5	(23.4)%
Gross margin, %	32.5%	30.0%	250	bp
Selling and distribution expenses	84.4	110.0	(23.3)%

General and administrative expenses	29.5	42.1	(30.0)%
Operating income	50.4	63.4	(20.5)%
Operating margin,%	9.8%	8.7%	110	bp
Financial income and expenses, net	33.8	3.4	899.9%
Net income	12.6	41.9	(69.9)%
EBITDA	73.1	90.7	(19.4)%
EBITDA margin, %	14.1%	12.4%	170	bp
CAPEX excluding acquisitions	16.4	49.9	(67.1)%

Dairy

Sales in the Dairy Segment decreased 33.5% to US$369.2 million in the first quarter of 2009 from US$555.4 million in the first quarter of 2008. This was driven by the negative exchange rate effect and partially offset by the improved sales mix. The average selling price declined 22.6% to US$1.06 per 1 kg in the first quarter of 2009 from US$1.36 per 1 kg in the first quarter of 2008. The gross margin in the Dairy Segment increased to 29.1% from 26.4% in the first quarter 2008, driven by lower raw milk costs and improved sales mix.

Beverages

Sales in the Beverage Segment decreased 19.5% to US$94.1 million in the first quarter of 2009 compared to US$116.8 million in the first quarter of 2008. This was driven by the exchange rate effect and partially offset by good volume growth. Average selling price decreased 27.8% to US$0.74 per liter in the first quarter of 2009 from US$1.02 per liter in the first quarter of 2008. The gross margin in the Beverage Segment decreased to 36.9% from 38.0% year-on-year due to the negative exchange rate effect on imported raw materials.

Baby Food

Baby food sales continued to demonstrate solid growth. On a constant currency basis (in rubles) baby food sales grew 25.4% year-on-year in the first quarter 2009. Sales in the Baby Food Segment decreased 10.3% to US$53.5 million in the first quarter of 2009 from US$59.7 million in the first quarter of 2008 due only to an unfavorable exchange rate. Volume growth is offsetting most of the ruble devaluation, helped by a successful launch of our Dry Formula last year. We are very pleased to see this segment continuing to gain market share even in the current economic environment, growing in the high 20s in volume in the first quarter. The average selling price declined 29.6% to US$1.70 per 1 kg in the first quarter of 2009 from US$2.42 per 1 kg in the first quarter of 2008. The gross margin in the Baby Food Segment increased to 48.3% from 47.5%.

Key Cost Elements

For the first quarter of 2009, selling and distribution expenses decreased 23.3% to US$84.4 million. Selling and distribution expenses, as a percentage of sales, grew to 16.3% in the first quarter of 2009 compared to 15.0% last year, driven by advertising and marketing expenses, which increased, as a percentage of sales, to 5.3% from 3.6%. General and administrative expenses decreased 30.0% to US$29.5 million in the first quarter of 2009. General and administrative expenses, as a percentage of sales, stayed flat at 5.7%.

Operating profit decreased 20.5% to US$50.4 million in the first quarter of 2009. Operating profit margin improved to 9.8% from 8.7% year-on-year. EBITDA declined 19.4% to US$73.1 million. EBITDA margin improved significantly to 14.1% in the first quarter of 2009 compared to 12.4% in the same period last year.

Net financial expenses in the first quarter of 2009 increased 899.9% to US$33.8 million compared to US$3.4 million in the same period of 2008. This was mainly due to currency remeasurement loss incurred in the first quarter of 2009 and impacting our US$250 million syndicated loan taken out in the second quarter of 2008. In the first quarter of 2009, currency remeasurement loss amounted to US$25.1 million compared to currency remeasurement gain of US$9.0 million in the first quarter of 2008. Currency remeasurement loss is not a cash item.

Our effective tax rate decreased to 24.0% in the first quarter of 2009 from 28.7% in the same period of 2008.

Net Income

Net income decreased 69.9% to US$12.6 million in the first quarter of 2009 from US$41.9 million in the first quarter of 2008 as a result of ruble devaluation.

Adjusted net income in rubles increased in the first quarter of 2009 by 25.1% year-on-year.

Debt and Cash Flows

As of the end of the first quarter of 2009, our net debt decreased by 44.9% year-on-year to US$304.2 million.

As a result of tight working capital management, our operating cash increased 136.4% to US$102.6 million in the first quarter of 2009 from US$43.4 million in the same period of 2008. Free cash flow grew to US$85.4 million in the first quarter of 2009 from US$1.4 million in the first quarter of 2008.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	3 months ended		3 months ended
	March 31, 2009		March 31, 2008
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	12.6	2.4%	41.9	5.7%
Add: Depreciation and amortization	22.7	4.4%	27.3	3.7%
Add: Income tax expense	4.0	0.8%	17.2	2.3%
Add: Interest expense	9.6	1.8%	12.6	1.7%
Less: Interest income	(2.4)	(0.5)%	(0.8)	(0.1)%
Less: Currency remeasurement loss (gain), net	25.1	4.9%	(9.0)	(1.2)%
Add: Bank charges	1.0	0.2%	0.8	0.1%
Add: Minority interest	0.03	0.0%	0.9	0.1%
Add: Other	0.5	0.1%	(0.2)	0.0%
EBITDA	73.1	14.1%	90.7	12.4%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Wimm-Bill-Dann Foods

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$166,608	$277,252
Trade receivables, net	127,994	125,453
Inventory	166,819	225,950
Taxes receivable	46,629	64,916
Advances paid	23,130	14,834
Deferred tax asset	13,358	11,828
Other current assets	9,160	14,708
Total current assets	553,698	734,941

Non-current assets:
Property, plant and equipment, net	591,687	692,277
Intangible assets, net	31,460	34,999
Goodwill	93,935	108,748
Deferred tax asset — non-current portion	2,452	1,484
Other non-current assets	3,432	4,516
Total non-current assets	722,966	842,024
Total assets	$1,276,664	$1,576,965

Wimm-Bill-Dann Foods

Condensed Consolidated Balance Sheets (continued)

(Amounts in thousands of U.S. dollars, except share data)

	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	$137,095	$133,886
Advances received	4,296	8,342
Short-term loans	53,296	66,278
Long-term loans, current portion	20,471	8,632
Long-term notes payable, current portion	—	159,153
Taxes payable	16,969	18,984
Accrued liabilities	33,457	33,864
Other payables	31,364	43,073
Total current liabilities	296,948	472,212

Long-term liabilities:
Long-term loans	302,363	327,157
Long-term notes payable	76,902	88,494
Other long-term payables	7,946	10,048
Deferred taxes — long-term portion	19,446	22,754
Total long-term liabilities	406,657	448,453
Total liabilities	703,605	920,665

Shareholders’ equity:
Common stock: 44,000,000 shares authorized and issued with a par value of 20 Russian rubles; 43,245,877 shares outstanding (December 31, 2008: 43,725,535)	29,908	29,908
Share premium account	164,132	164,132
Treasury stock, at cost	(9,263)	(3,014)
Accumulated other comprehensive income (loss):
Currency translation adjustment	(105,214)	(17,214)
Retained earnings	483,224	470,625
Total shareholders’ equity	562,787	644,437

Noncontrolling interest	10,272	11,863

Total equity	573,059	656,300
Total liabilities and shareholders’ equity	$1,276,664	$1,576,965

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Income and

Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share data)

	Three months ended March 31,
	2009	2008
Sales	$516,832	$731,930

Cost of sales	(348,739)	(512,402)
Gross profit	168,093	219,528

Selling and distribution expenses	(84,388)	(110,029)
General and administrative expenses	(29,456)	(42,083)
Other operating expenses, net	(3,846)	(4,020)

Operating income	50,403	63,396

Financial income and expenses, net	(33,787)	(3,379)
Income before provision for income taxes	16,616	60,017

Provision for income taxes	(3,989)	(17,195)
Consolidated net income	$12,627	$42,822

Net income attributable to noncontrolling interest	(28)	(926)
Net income attributable to WBD Foods	$12,599	$41,896

Other comprehensive (loss) income
Currency translation adjustment	(88,000)	30,717
Comprehensive (loss) income	$(75,401)	$72,613
Earnings per share - basic and diluted	$0.29	$0.95

Weighted average number of shares outstanding, basic and diluted	43,490,031	44,000,000

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2009	2008
Cash flows from operating activities:
Net income	$12,599	$41,896
Adjustments to reconcile net income to net cash provided by operating activities	50,484	18,687
Changes in operating assets and liabilities	39,535	(17,181)
Net cash provided by operating activities	102,618	43,402

Cash flows from investing activities:
Cash paid for property, plant and equipment	(19,288)	(43,357)
Proceeds from disposal of property, plant and equipment	650	1,665
Other investing activities	1,430	(293)
Net cash used in investing activities	(17,208)	(41,985)

Cash flows from financing activities:
Proceeds from bonds and notes payable, net of debt issuance costs	—	166,188
Repayment of short-term loans and notes, net	(132,733)	(7,385)
Repayment of long-term loans and notes	(1,765)	(1,706)
Proceeds from long-term loans, net of debt issuance costs	138	10,458
Repayment of long-term payables	(3,241)	(3,260)
Cash paid for treasury stock acquisition	(12,143)	—
Net cash (used in) provided by financing activities	(149,744)	164,295

Impact of exchange rate differences on cash and cash equivalents	(46,310)	5,185
Net (decrease) increase in cash and cash equivalents	(110,644)	170,897

Cash and cash equivalents, at beginning of period	277,252	33,452

Cash and cash equivalents, at the end of period	$166,608	$204,349

 - Ends -

For further enquiries contact:

Natalya Belyavskaya

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Phone: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: belyavskayand@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 18,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2008, Standard & Poor’s Governance Services assigned on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      June 19, 2009